UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): August 2, 2012



THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37,421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   **Regulation FD Disclosure.**

The Dixie Group, Inc. will present its investor presentation on August 2, 2012.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated November 4, 2011, and is being furnished pursuant to Item 7.01; such information, including the information excerpted below in this Item 7.01, shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

Item 9.01   **Financial Statements and Exhibits.**

(c)   Exhibits
(99.1) Presentation Materials, August 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 2, 2012

THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner

Jon A. Faulkner

Chief Financial Officer





THE DIXIE GROUP

August 2012
Investor
Presentation

Contact:
Jon Faulkner
CFO
The Dixie Group

Phone: 706-876-5814

jon.faulkner@dixiegroup.com



Forward Looking Statements

The Dixie Group, Inc.

THE DIXIE GROUP

- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.
- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

2

Dixie History



- Began operations in 1920

- Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering

- Refined focus on upper-end markets in 2004

- For over 90 years we have focused on specialized products

- Traditionally we have outperformed the industry and expect to do so in the future[3]

Dixie Today



- Commitment to brands in the upper-end market with strong growth potential

- Diversified between Commercial and Residential markets

- Diversified customer base
  - Top 10 carpet customers
    - 16% of sales
  - Top 20 carpet customers
    - 18% of sales

4

New and Existing Home Sales
Seasonally Adjusted Annual Rate





May 2012:

- New home sales continue to increase. The rate of 369,000 was 19.8% better than one year ago.

- New home sales increased in the Northeast and South and declined in the Midwest and West.

- Existing home sales declined from a rate of 4.62 million in April to 4.55 million in May. The May rate was 9.6% better than one year ago.

- The decline in existing home sales is being blamed on the smaller supply of distress homes as mortgage servicers and courts slowly push these properties through the foreclosure process.

Source: National Association of Realtors (existing) and census.gov/const/c25 (new).
Next release July 25 (new); July 19 (existing).

Residential Remodeling
Owner-Occupied Improvements*



Steady recovery in 2009 through 2011 with predicted similar pattern for 2012.

Millions of dollars



http://www.census.gov/construction/c30/c30index.html   Private construction

6

The Industry versus GDP



Value of U.S. Carpet & Rug Shipments versus U.S. GDP

Legend: US Carpet & Rug Shipments in millions of current dollars — US GDP in billions of current dollars

2012

- We are starting to see a rebound in the relationship between carpet and rug shipments and GDP

- We believe that the long-term trend will once again be restored once purchases of existing homes rebounds

Residential and Commercial
Fixed Investment



No rebound in residential activity

Slight rebound in commercial activity

Consumer Sentiment
Conference Board





June 2012:

- Consumer expectations over the next 6 months are dropping (green)

- Upper-end consumer confidence has dropped (red)

- "Consumer Confidence declined in June, the fourth consecutive moderate decline."

- "If this trend continues, spending may be restrained in the short-term."

  — Lynn Franco, Director of The Conference Board Consumer Research Center.

1966 = 100

The Stock Market



S&P 500

July 2012

- The stock market has rebounded to pre-recession levels
- 2012 is positive but is still subject to macro events:
  - Europe,
  - US Election,
  - China

The Industry

THE DIXIE GROUP



Value of U.S. Carpet & Rug Mill Shipments
($ 000's)
Sales of The Dixie Group from 2003 through 2011
Dixie is gaining market share as the economy rebounds
Single year dips in Shipments during recessionary times
Multi-year decline in this downturn
Beginning of recovery
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008

Source: U.S. Bureau of Economic Analysis

2011 U.S. Carpet Manufacturers



THE DIXIE GROUP

Carpet Leaders	Dollars in Millions	% Total	
Shaw	$ 2,966	38.8%	Residential & Commercial
Mohawk	$ 1,884	24.6%	Residential & Commercial
Beaulieu	$ 726	9.5%	Residential & Commercial
Interface	$ 501	6.5%	Commercial Only
Dixie	$ 262	3.4%	Residential & Commercial
Other	$ 1,317	17.2%	Residential & Commercial
Market	$ 7,656	100.0%	

Source: Floor Focus – includes carpet as broadloom and modular tile, excludes rug sales

12

The Industry

THE DIXIE GROUP

2006 Carpet End Use	TTM 2012 Q2 Carpet End Use

Sales $10.19 Billion · Sales $7.41 Billion





Source: Floor Focus – Broadloom & Carpet Tile

**Commercial %
2001 – 2012
From 32% to 43%**

13

Dixie Group Carpet Sales

THE DIXIE GROUP

Dixie TTM Q2 2012 Carpet and Rug Sales by End Market



Commercial %
2001 – 2012
From 25% to 38%

High-End Commercial 25%

High-End Residential 75%

Carpet Dollar Sales
Indexed to 2008



Carpet Unit Sales
Indexed to 2008



Residential Positioning
The Dixie Group





**ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS**

**Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)**

ESTIMATED DATA

BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)

35% Market Share

TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

Masland

Dixie Home

Fabrica

$0 $8 $14 $21 $28 $35 $42 $49

INDUSTRY AVERAGE

PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

17

Dixie Group High-End Residential Sales
All Brands



THE DIXIE GROUP



TTM Q2 2012



18

Dixie Group High-End Residential Sales All Brands







Sales by Channel for TTM Q2 2012

- Commercial, 2%
- Builder, 3%
- National Retailers, 2%
- Other, 1%
- Distributor, 1%
- Specialty - OEM, 1%
- Mass Merchant, 14%
- Designer, 19%
- Retailer, 58%





Sales by Channel for TTM Q2 2012



20





- Well-styled moderate to upper priced residential broadloom line

- Dixie provides a "full line" to retailers

- Leverage needed by fiber suppliers for market access

- Selective distribution strategy attractive to retailers

- Growth initiatives
  - Stainmaster® SolarMax® Fiber Technology
  - Durasilk (polyester) collection

21



Sales by Channel for TTM Q2 2012



Commercial, 5%
Other, 1%
Builder, 4%
National Retailers, 1%
Designer, 29%
Retailer, 60%



- Leading high-end brand with reputation for innovative styling, design and color
- High-end retail / designer driven
- Hand crafted and imported rugs
- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Wool products
    - Introduced in 2007
    - Now offering complete line to the industry

23





Sales by Channel for TTM Q2 2012

- Specialty - OEM, 3%
- Builder, 2%
- National Retailers, 8%
- Designer, 40%
- Retailer, 47%

24



- Premium high-end brand
  - Superior quality in all aspects

- Designer focused

- Hand crafted and imported rugs

- Growth initiatives
  - Stainmaster® TruSoft™ Fiber Technology
  - Unlimited color selection in select wool products – an industry exclusive
  - Expand select retail distribution



Sales by Channel for TTM Q2 2012



- Gov't, 6%
- Health Care, 6%
- Other, 5%
- Store Planning, 15%
- Hospitality, 27%
- Education, 4%
- Corporate, 41%

Channels: Interior Design Specifier and Commercial End User

26



- Premium brand in the commercial marketplace

- Designer focused

- Strong national account base
  - Nordstrom's, Target, Sears, Delta Air Lines, AECOM, Club Corporation of America
- Growth initiative
  - Modular/carpet tile
  - End User Channel

27

Dixie Group Sales
$ in millions





Carpet Sales   Processing Sales

28

Sales & Operating Income
$ in millions



	Y 2007	Y 2008	Y 2009	Y 2010	Y 2011	YTD 2012
Net Sales	320.8	282.7	203.5	231.3	270.1	129.4
Net Income (Loss)	6.2	(31.5)	(42.2)	(4.7)	1.0	(0.6)
Non-GAAP Adjusted Op. Income (Loss)	16.7	1.5	(8.4)	(1.0)	5.1	1.3
Non-GAAP Adjusted EBITDA	29.6	15.2	5.1	10.6	14.8	6.1

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Net Sales	66.0	69.2	69.6	65.3	62.9	66.6
Net Income (Loss)	0.6	0.8	(0.0)	(0.4)	(0.2)	(0.4)
Non-GAAP Adjusted Op. Income (Loss)	1.7	1.7	1.2	0.5	0.8	0.5
Non-GAAP Adjusted EBITDA	4.2	4.1	3.6	2.9	3.2	2.9

Note: Q1 2011 had 14 operating weeks, all other periods had 13 operating weeks

- In first half of 2012 we:
  - Improved Residential Sales by 5.6% in Q2 while the industry is down
  - Are down in Commercial Sales coming off a strong 2011
  - Plan capital expenditures of $5 million vs. D & A of $9.5 million

Note: Non-GAAP reconciliation starting on slide 33



Current Business Conditions
2012 Activity

THE DIXIE GROUP

Sales Activity:

- Second quarter as compared to prior year, sales down 3.7%
  - Residential sales up 5.6% compared to the industry down
    - Residential retail excluding mass merchants is up over 11%
  - Commercial sector is down while the industry is up
    - New more value oriented product initiatives being launched this summer for the commercial sector
- Opportunities in new products:
  - One of two mills introducing Stainmaster® TruSoft™ products, offering the new standard in "soft"
  - Introducing our "permaset process" for wool that will allow our designer customers unlimited choices in colorations
  - Introduced our award winning Chrome Collection in the commercial marketplace

30

Outlook
Current quarter

THE DIXIE GROUP

Though the market has been difficult, we are encouraged by:

- Dixie's high end goods are growing faster than the lower end

- Positive market reception to our new products:

  - Masland and Fabrica Wool Collections continued growth

  - Masland Avenue – new technology with a woven look

  - New Stainmaster® SolarMax® and TruSoft™ products

- Our upper-end customer is more confident than are consumers in general

- Having invested significantly in our capabilities for future growth and established our financial structure for the next 5 years

.....We will take advantage of market conditions as they improve

31







THE DIXIE GROUP



Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Net Sales as adjusted as Net Sales divided by the actual number of weeks and multiplied by the number of weeks in a normal period. (Note 1)

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. (Note 2)

The Company defines Adjusted EBIT as net income plus taxes and plus interest. (Note 3)

The Company defines Adjusted EBITDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined and plus other (income) expense - net. (Note 4)

The company defines Free Cash Flow as Net Income plus interest plus depreciation plus non-cash impairment of assets and goodwil minus the net change in working capital minus the tax shield on interest minus capital expenditures net of asset sales. The change in net working capital is the change in current assets less current liabilities between periods. (Note 5)

Non-GAAP Information



Use of Non-GAAP Financial Information:			
Net Sales Adjusted - Note 1			
($ in thousands)	YTD 2011	YTD 2012	Y/Y Chge
Weeks in Period	27	26	
Net Sales as Reported	135,154	129,416	-4.2%
Adjustment for Weeks	(4,711)	-	3.5%
Non-GAAP Net Sales as Adjusted (Note 1)	$130,443	$129,416	-0.8%

Note a: Restated

Adjusted Operating Income (Loss) - Note 2

($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012 YTD
Operating income (loss)	16,707	(28,460)	(45,389)	(2,570)	5,668	580
Plus: Facility consolidation and severance expenses	-	2,317	4,091	1,556	(563)	-
Plus: Impairment of assets	-	4,478	1,459	-	-	-
Plus: Impairment of goodwill	-	23,121	31,406	-	-	-
Plus: Manufacturing Realignment	-	-	-	-	-	754
Non-GAAP Adjusted Operating Income (Loss) (Note 2)	$ 16,707	$ 1,456	$ (8,433)	$ (1,014)	$ 5,105	$ 1,334

Adjusted Earnings before Interest and Taxes (EBIT) - Note 3

($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012 YTD
Net income (loss) as reported	6,247	(31,481)	(42,241)	(4,654)	986	(614)
Less: Income (loss) from discontinued operations, net of	(521)	(313)	(382)	(281)	(286)	(106)
Plus: Taxes	3,686	(2,931)	(8,870)	(2,604)	684	(308)
Plus: Interest	6,347	5,965	5,521	4,124	3,470	1,488
Non-GAAP Adjusted EBIT (Note 3)	$ 16,801	$(28,134)	$(45,208)	$ (2,853)	$ 5,426	$ 672

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) - Note 4

($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012 YTD
Non-GAAP Adjusted EBIT (from above)	16,801	(28,134)	(45,208)	(2,853)	5,426	672
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	9,649	4,782
Plus: Facility consolidation and severance expenses	-	2,317	4,091	1,556	(563)	-
Plus: Impairment of assets	-	4,478	1,459	-	-	-
Plus: Impairment of goodwill	-	23,121	31,406	-	-	-
Plus: Manufacturing Realignment	-	-	-	-	-	754
Plus: Other (income) expense - net	(94)	(326)	(181)	282	242	(92)
Non-GAAP Adjusted EBITDA (Note 4)	$ 29,648	$ 15,208	$ 5,071	$ 10,560	$ 14,754	$ 6,116

Use of Non-GAAP Financial Information:

Adjusted Operating Income (Loss) - Note 2

($ in thousands)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating income (loss)	1,668	2,300	1,178	520	620	(40)
Plus: Facility consolidation and severance expenses	-	(563)	-	-	-	-
Plus: Impairment of assets	-	-	-	-	-	-
Plus: Impairment of goodwill	-	-	-	-	-	-
Plus: Manufacturing Realignment	-	-	-	-	219	536
Non-GAAP Adj. Operating Income (Loss) (Note 2)	$ 1,668	$ 1,738	$ 1,178	$ 520	$ 839	$ 496

Adjusted Earnings before Interest and Taxes (EBIT) - Note 3

($ in thousands)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Net income (loss) as reported	623	766	(43)	(361)	(181)	(433)
Less: Income (loss) from discontinued, net tax	(21)	(42)	(65)	(158)	(77)	(29)
Plus: Taxes	109	582	(44)	36	(5)	(303)
Plus: Interest	932	900	904	735	726	762
Non-GAAP Adjusted EBIT (Note 3)	$ 1,685	$ 2,290	$ 882	$ 568	$ 617	$ 55

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) - Note 4

($ in thousands)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Non-GAAP Adjusted EBIT (from above)	1,685	2,290	882	568	617	55
Plus: Depreciation and amortization	2,519	2,360	2,422	2,348	2,402	2,379
Plus: Facility consolidation and severance expenses	-	(563)	-	-	-	-
Plus: Impairment of assets	-	-	-	-	-	-
Plus: Impairment of goodwill	-	-	-	-	-	-
Plus: Manufacturing Realignment	-	-	-	-	219	536
Plus: Other (income) expense - net	(17)	10	296	(48)	3	(95)
Non-GAAP Adjusted EBITDA (Note 4)	$ 4,188	$ 4,099	$ 3,599	$ 2,869	$ 3,241	$ 2,875

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.

Non-GAAP Information



Use of Non-GAAP Financial Information:						
Free Cash Flow (FCF) - Note 5						
($ in thousands)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Non-GAAP Adjusted EBIT (from above)	1,685	2,290	882	568	617	55
Times: 1 - Tax Rate = EBIAT	1,096	1,489	573	369	401	36
Plus: Depreciation and Amortization	2,519	2,360	2,422	2,348	2,402	2,379
Plus: Non Cash Impairment of Assets and Goodwill	-	-	-	-	-	-
Minus: Net change in Working Capital	5,110	(779)	1,991	3,599	5,431	4,250
Non-GAAP Cash from Operations	(1,495)	4,628	1,004	(881)	(2,628)	(1,835)
Minus: Capital Expenditures net of Asset Sales	1,100	1,038	2,053	2,544	1,132	557
Non-GAAP Free Cash Flow (Note 5)	(2,595)	3,590	(1,049)	(3,425)	(3,760)	(2,392)
Current Assets	108,035	111,153	111,280	100,999	106,235	111,395
Current Liabilities	46,429	50,326	48,462	34,582	34,387	35,297
Net Working Capital	61,606	60,827	62,818	66,417	71,848	76,098
Change in Net Working Capital	5,110	(779)	1,991	3,599	5,431	4,250

Due to rounding, totals of the quarterly information for each of the years